UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 7, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 February 2023 entitled ‘Vodafone Group Public Limited Company Launches Any and All Cash Tender Offers’.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 AS IT FORMS PART OF DOMESTIC LAW IN THE UNITED KINGDOM BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018

VODAFONE GROUP PUBLIC LIMITED COMPANY LAUNCHES ANY AND ALL CASH TENDER OFFERS

(Newbury, Berkshire – England) – February 7, 2023 – Vodafone Group Plc (“Vodafone” or the “Company”) announces the launch of three concurrent, but separate, offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”) upon the terms of and subject to the conditions in the offers to purchase dated February 7, 2023 (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery,” and together with the Offer to Purchase, the “Tender Offer Documents”). The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate principal amount of the validly tendered and not validly withdrawn Notes, together with the aggregate principal amount of Notes of each series accepted for purchase with a higher Acceptance Priority Level, not exceeding $2.0 billion (the “Maximum Tender Acceptance Amount”), subject to the provisions herein.

The offers to purchase with respect to each series of Notes are referred to herein as the “Offers” and each, an “Offer.” Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

Holders are advised to read carefully the Tender Offer Documents for full details of, and information on the procedures for participating in, the Offers. All documentation relating to the Offers, including the Tender Offer Documents, together with any updates, are available at the following website: https://sites.dfkingltd.com/vodafone.

Acceptance Priority Level	Title of Security	CUSIP / ISIN	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread (basis points)
1	5.250% Notes due May 2048	92857WBM1 / US92857WBM10	$3,000,000,000	UST 3.00% due August 15, 2052	FIT1	175
2	4.375% Notes due February 2043	92857WBD1 / US92857WBD11	$1,400,000,000	UST 4.00% due November 15, 2042	FIT1	155
3	5.000% Notes due May 2038	92857WBL3 / US92857WBL37	$1,000,000,000	UST 4.125% due November 15, 2032	FIT1	155

(1)	The page on Bloomberg from which the Dealer Managers will quote the bid-side price of the applicable Reference U.S. Treasury Security.

Purpose of the Offers

The Offers and the issuance of the New Notes (as defined in the Offer to Purchase) are being undertaken to proactively manage the Company’s outstanding debt portfolio.

Purchase Price Consideration

Upon the terms and subject to the conditions set forth in the Tender Offer Documents, Holders who validly tender and do not validly withdraw Notes at or prior to the Expiration Time or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures, and whose Notes are accepted for purchase by the Company, will receive the applicable Purchase Price Consideration for each $1,000 principal amount of each series of Notes, which will be payable in cash.

The Purchase Price Consideration applicable to each series of Notes will be calculated at the Price Determination Time and will be determined in accordance with standard market practice, as described below, using the sum of:

(i)          the reference yield, as calculated by the Dealer Managers in accordance with standard market practice, that corresponds to the bid-side price of the applicable Reference U.S. Treasury Security specified in the table above for each series of Notes appearing at the Price Determination Time on the Bloomberg Reference Page specified in the table above for such series of Notes (or any other recognised quotation source selected by the Company in consultation with the Dealer Managers if such quotation report is not available or manifestly erroneous) (such reference yield, the “Reference Yield”), plus

(ii)         the applicable Fixed Spread specified in the table above for such series of Notes (such sum, the “Offer Yield”).

Accordingly, the applicable Purchase Price Consideration payable by the Company for each $1,000 principal amount of each series of Notes accepted by the Company pursuant to the relevant Offer will equal:

(i)          the present value on the Settlement Date, as determined at the Price Determination Time, of $1,000 principal amount of such Notes due on the scheduled maturity date of such Notes and all scheduled interest payments on the principal amount of such Notes to be made from (but excluding) the Settlement Date up to (and including) such scheduled maturity date, discounted to the Settlement Date in accordance with standard market practice, at a discount rate equal to the applicable Offer Yield, minus

(ii)         the applicable Accrued Interest per $1,000 principal amount of such Notes;

with such total amount being rounded to the nearest cent per $1,000 principal amount of such Notes. The calculation of the Purchase Price Consideration applicable to each series of Notes is also described by the formula set forth in Annex A-1 to the Offer to Purchase.

The Company will issue a press release specifying the Purchase Price Consideration in respect of each series of Notes as soon as reasonably practicable after the determination thereof by the Dealer Managers.

All Notes accepted in the Offers will be cancelled and retired by the Company.

Accrued Interest

In addition to the applicable Purchase Price Consideration, Holders whose Notes are accepted for purchase will be paid the applicable Accrued Interest. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

New Financing Condition

The Company also intends to issue New Dollar Notes (as defined in the Offer to Purchase) and Vodafone International Financing DAC, an indirect wholly owned subsidiary of the Company, intends to issue New Euro Notes (as defined in the Offer to Purchase). Whether the Company will accept for purchase any Notes validly tendered in the Offers and complete the Offers is subject, without limitation, to the successful completion (in the sole determination of the Company) of both the issuance of the New Dollar Notes and the issuance of the New Euro Notes (the “New Financing Condition”). The New Dollar Notes will be issued pursuant to a registration statement (File No. 333-240163) filed on Form F-3ASR with the United States Securities and Exchange Commission. No action has been or will be taken in any jurisdiction in relation to the New Euro Notes that would permit a public offering of securities.

Maximum Tender Acceptance Amount Condition

The Company’s obligation to complete an Offer with respect to a particular series of Notes is conditioned on the aggregate principal amount of the validly tendered and not validly withdrawn Notes, together with the aggregate principal amount of Notes of each series accepted for purchase with a higher Acceptance Priority Level (with 1 being the highest Acceptance Priority Level and 3 being the lowest Acceptance Priority Level), not exceeding the Maximum Tender Acceptance Amount (the “Maximum Tender Acceptance Amount Condition”), unless waived by the Company as provided in the Tender Offer Documents. Notwithstanding any other provision in the Tender Offer Documents to the contrary, if at the Expiration Time for a particular Offer, the aggregate principal amount for such series of validly tendered and not validly withdrawn Notes, together with the aggregate principal amount of all validly tendered and not validly withdrawn Notes of each series with a higher Acceptance Priority Level, that are accepted for purchase is greater than the Maximum Tender Acceptance Amount, then the Company will not be obligated to accept for purchase such series of Notes and may terminate the Offer with respect to such series of Notes. If the Maximum Tender Acceptance Amount Condition is not met with respect to every series of Notes because the aggregate principal amount of the Notes validly tendered and not validly withdrawn (together with the aggregate principal amount of Notes of each series accepted for purchase with a higher Acceptance Priority Level) is greater than the Maximum Tender Acceptance Amount, then the Company will, in accordance with the Acceptance Priority Levels, accept for purchase all validly tendered and not validly withdrawn Notes of a given series so long as the Maximum Tender Acceptance Amount is greater than or equal to the aggregate principal amount of any and all Notes of such series validly tendered and not validly withdrawn plus the aggregate principal amount of any and all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes that are accepted for purchase, subject to the condition with respect to Non-Covered Notes further described below.

For purposes of determining whether the aggregate principal amount of Notes validly tendered and not validly withdrawn exceeds the Maximum Tender Acceptance Amount, the Company will assume that all Notes delivered pursuant to the Guaranteed Delivery Procedures will be validly tendered and not validly withdrawn at or prior to the Guaranteed Delivery Date, and the Company will not subsequently adjust the series of Notes that it is accepting for purchase in accordance with the Acceptance Priority Levels if any such Notes are not so delivered.

If the Maximum Tender Acceptance Amount Condition is not satisfied for any and all of the validly tendered and not validly withdrawn Notes of a particular series (each such series of Notes, the “Non-Covered Notes”), at any time at or prior to the Expiration Time, then:

(1)	no Non-Covered Notes will be accepted for purchase, and

(2)	if there is any series of Notes having a lower Acceptance Priority Level than the Non-Covered Notes for which the Maximum Tender Acceptance Amount is equal to or greater than the total of:

(a) the aggregate principal amount of any and all validly tendered and not validly withdrawn Notes of such series, plus

(b) the aggregate principal amount of any and all validly tendered and not validly withdrawn Notes of all series having a higher Acceptance Priority Level than such series of Notes, other than the Non-Covered Notes, then all Notes of such series having a lower Acceptance Priority Level will be accepted for purchase, until there is no series of Notes with a lower Acceptance Priority Level to be considered for purchase for which the Maximum Tender Acceptance Amount Condition is met.

It is possible that any series of Notes with any Acceptance Priority Level will fail to meet the Maximum Tender Acceptance Amount Condition and therefore will not be accepted for purchase even if one or more series with a lower Acceptance Priority Level is accepted for purchase. If any series of Notes is accepted for purchase under the Offers, all Notes of that series that are validly tendered and not validly withdrawn will be accepted for purchase. No series of Notes will be subject to proration pursuant to the Offers. For further details on the procedures for tendering the Notes, please refer to the Offer to Purchase, including the procedures set out under the heading “Description of the Offers—Procedures for Tendering Notes” in the Offer to Purchase.

Offers Period and Results

The Offers commenced today, February 7, 2023 and will end at 5:00 p.m., New York City time, on February 13, 2023, unless extended or earlier terminated with respect to any Offer by the Company in its sole and absolute discretion, subject to applicable law.

The relevant deadline set by any intermediary or DTC for participation in the Offers will be earlier than this deadline.

The results of the Offers are expected to be announced on February 14, 2023. The acceptance of Notes for purchase is conditional on the satisfaction of the conditions of the Offers as provided in “Description of the Offers—Conditions to the Offers,” including the New Financing Condition and the Maximum Tender Acceptance Amount Condition. In respect of accepted Notes that are delivered at or prior to the Expiration Time, the Company expects the Settlement Date to occur on the second business day after the Expiration Time, February 15, 2023. In respect of accepted Notes that are delivered pursuant to the Guaranteed Delivery Procedures, the Company expects the Guaranteed Delivery Settlement Date to occur on the business day after the Guaranteed Delivery Date, February 16, 2023.

The Company has retained Merrill Lynch International and Goldman Sachs & Co. LLC as Dealer Managers and D.F. King as Information and Tender Agent (the “Information and Tender Agent”) for the purposes of the Offers.

Questions regarding procedures for tendering Notes may be directed to D.F. King at +44 20 7920 9700 (London), +1 (212) 269-5550 (New York City) or +1 (800) 605-1957 (New York City toll-free), or by email to vodafone@dfkingltd.com. Questions regarding the Offers may be directed to Merrill Lynch International at +1 (888) 292-0070 (toll free), +1 (980) 387-3907 or +44-20-7996-5420 (in London) or by email to dg.lm-emea@bofa.com and to Goldman Sachs & Co. LLC at +1 (800)-828-3182 (toll free), +1 (212) 902-6351 or +44 20 7774 4836 (in London) or by email to liabilitymanagement.eu@ny.email.gs.com.

This announcement is for informational purposes only and does not constitute an offer to buy, or a solicitation of an offer to sell, any security. No offer, solicitation, or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Offers are only being made pursuant to the Offer to Purchase. Holders of the Notes are urged to carefully read the Offer to Purchase before making any decision with respect to the Offers.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for, or otherwise invest in, New Notes in the United States.

The New Dollar Notes will be issued pursuant to a registration statement (File No. 333-240163) filed on Form F-3ASR with the United States Securities and Exchange Commission. Any investment decision to purchase any New Dollar Notes should be made solely on the basis of the information contained in the prospectus dated July 29, 2020, as supplemented by the prospectus supplement dated February 7, 2023 (together, the “Company Prospectus”), and no reliance is to be placed on any representations other than those contained in the Company Prospectus.

The New Euro Notes mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”). The New Euro Notes may not be offered or sold in the United States or to, or for the account or benefit of, US persons (as such term is defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the New Euro Notes in the United States.

The distribution of announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required by each of the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about and to observe any such restrictions.

This announcement is made by Vodafone Group Plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) (“UK MAR”), encompassing information relating to the Offers described above. For the purposes of UK MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055 as it forms part of domestic law in the United Kingdom by virtue of the EUWA, this announcement is made by Rosemary Martin, Group General Counsel and Company Secretary of Vodafone.

Offer and Distribution Restrictions

Italy

None of the Offers, this announcement, the Offer to Purchase or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. Each Offer is being carried out in Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase in the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

United Kingdom

The communication of this announcement and the Offer to Purchase and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France

The Offers are not being made, directly or indirectly, and none of this announcement, the Offer to Purchase or any other document or material relating to the Offers has been or shall be distributed, to the public in the Republic of France other than to qualified investors (investisseurs qualifiés) within the meaning ascribed to them in, and in accordance with, Article 2(e) of the Regulation (EU) 2017/1129. Neither this announcement nor the Offer to Purchase has been or will be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Belgium

Neither this announcement, the Offer to Purchase nor any other brochure, document or material related thereto has been, or will be, submitted or notified to, or approved by, the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers/Autoriteit voor Financiële Diensten en Markten). In Belgium, the Offers do not constitute public offerings within the meaning of Articles 3, §1, 1° and 6 of the Belgian Law of April 1, 2007 on takeover bids (loi relative aux offres publiques d’acquisition/wet op de openbare overnamebiedingen) (the “Belgian Takeover Law”), as amended or replaced from time to time. Accordingly, the Offers may not be, and are not being advertised, and this announcement, as well as any brochure, or any other material or document relating thereto (including any memorandum, information circular, brochure or any similar document) may not, has not and will not be distributed, directly or indirectly, to any person located and/or resident within Belgium, other than (i) those who qualify as qualified investors (investisseurs qualifiés/qekwalificeerde beleggers), within the meaning of Article 2(e), of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC acting on their own account; and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. Accordingly, the information contained in this announcement, the Offer to Purchase or in any brochure or any other document or material relating thereto may not be used for any other purpose, including for any offering in Belgium, except as may otherwise be permitted by law, and shall not be disclosed or distributed to any other person in Belgium.

General

This announcement does not constitute an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes in the Offers will not be accepted from Holders) in any circumstances in which such offer or solicitation or acceptance is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer and any Dealer Manager or any of the Dealer Managers’ affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such Dealer Manager’s affiliate, as the case may be, on behalf of the Company in such jurisdiction.

Each tendering Holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in the section titled “Description of the Offers—Procedures for Tendering Notes—Other Matters” in the Offer to Purchase. Any tender of Notes for purchase pursuant to the Offers from a Holder that is unable to make these representations will not be accepted. Each of the Company, the Dealer Managers and the Information and Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Offers, whether any such representation given by a Holder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender shall not be accepted.

Forward-Looking Information

This announcement contains certain forward-looking statements which reflect the Company’s intent, beliefs or current expectations about the future and can be recognised by the use of words such as “expects,” “will,” “anticipate,” or words of similar meaning. These forward-looking statements are not guarantees of any future performance and are necessarily estimates reflecting the best judgment of the senior management of the Company and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements, which include, without limitation, the risk factors set forth in the Offer to Purchase. The Company cannot guarantee that any forward-looking statement will be realised, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and assumptions that may prove to be inaccurate. Should known or unknown risks or uncertainties materialise, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 7, 2023	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary